UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND

THE UNITED STATES OF AMERICA

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America:

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules, Schedule H Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, Line 4a – Schedule of Delinquent Participant Contribution for the year then ended, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

San Juan, Puerto Rico

June 28, 2016

Stamp No. E220551 of the Puerto Rico Society of Certified

Public Accountants was affixed to the

record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	As of December 31,
	2015	2014
Assets
Investments
Investments, at fair value	$10,942,186	$10,345,866

Receivables
Contributions receivable from participants	—	27,460
Contributions receivable from employer	—	4,104
Other contributions receivable from employer	—	313,669
Notes receivable from participants	619,419	629,505

Total receivables	619,419	974,738

Cash and cash equivalents	60,126	15,524

Net assets available for benefits	$11,621,731	$11,336,128

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Year ended December 31, 2015
Additions to assets attributed to:

Investment income (loss):
Net depreciation in fair value of investments	$(726,556)
Dividends and interest income	515,584

Total investment loss	(210,972)

Interest income on notes receivables from participants	30,606

Contributions:
Participants	922,105
Employer	136,167
Rollover from other qualified plans	203,034

Total contributions	1,261,306

Total additions	1,080,940

Deductions from assets attributed to:

Benefits and withdrawals paid to participants, including rollover distributions	787,516
Administrative expenses	7,821

Total deductions	795,337

Net increase	285,603

Net assets available for benefits

Beginning of year	11,336,128

End of year	$11,621,731

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during 2015.

Eligibility

All of the Bank’s U.S. Virgin Islands and United States of America full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service of $18,000 for the tax year ended December 31, 2015. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 8% of their eligible compensation. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis.

In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $6,000 pre-tax contribution after contributing the Plan limit of $18,000 of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contribution in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

Vesting

Participants are immediately vested in their contributions and the Bank’s matching contribution plus actual earnings thereon. Vesting in the Bank’s additional discretionary contribution is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s additional discretionary contribution is as follows:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Notes receivable from participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. As of December 31, 2015 and 2014, substantially all of the loans have an interest rate of 5.25%, and are due at various maturity dates through December 2020. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participant’s directions, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2015 the Bank paid on behalf of the Plan $53,573 in administrative fees and other services rendered by the plan recordkeeper. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan, refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

Payment of Benefits

Benefits are recorded when paid.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit-Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investments Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and net appreciation or depreciation in fair value of investments by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. Parts I and III are not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan has elected to adopt Part II of ASU 2015-12 as of December 31, 2015 as permitted. Accordingly, the Plan’s statement of net assets available for benefits and notes to the financial statements reflect the amended disclosure requirements on a retrospective basis. Adoption of this standard only impacted certain investment disclosures and has no impact on net assets available for benefits.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 apply to reporting entities that measure an investment’s fair value using the net asset value per share (or its equivalent) practical expedient. The ASU eliminates the requirement to classify the investment within the fair value hierarchy. This guidance requires retrospective application and is effective for annual periods beginning on or after December 15, 2015. Early adoption is permitted. The Bank does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

3.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31 2015 and 2014, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

	As of December 31, 2015
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$10,764,280	$—	$—	$10,764,280
Investment in First BanCorp.	177,906	—	—	177,906
Investcash Money Market	10,488	—	—	10,488

	$10,952,674	$—	$—	$10,952,674

	As of December 31, 2014
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds	$10,060,982	$—	$—	$10,060,982
Investment in First BanCorp.	284,884	—	—	284,884
Investcash Money Market	11,120	—	—	11,120

	$10,356,986	$—	$—	$10,356,986

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Money Market: Cash equivalent that represent funds temporarily invested in a Money Market Fund to provide liquidity for fund reallocations and distributions. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is determined by quoted Net Asset Value at the reporting date. These investments are classified as Level 1.

There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2015 and 2014.

4.	Party In-Interest Transactions

Certain Plan investments are shares of a mutual fund with market value of $2,817,185 (2014 - $2,611,663) and cash equivalents of $10,488 (2014 - $11,120) managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2015 and 2014, the Plan held 54,740 and 48,532 units, with a quoted market value of $177,906 and $284,884, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. For the year ended December 31, 2015, the Plan did not receive any dividend income related to First BanCorp. common stock and the net depreciation in the fair value of the investment in First BanCorp. common stock amounted to $129,782. Plan assets include Notes receivable from participants of $619,419 and $629,505 as of December 31, 2015 and 2014, respectively. For the year ended December 31, 2015 interest income related to notes receivable from participants amounted to $30,606. These transactions qualify as party in-interest transactions permitted under the provisions of ERISA.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

5.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated June 23, 2010 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

During 2012, the plan administrator discovered an operational compliance issue affecting the Plan for years through 2012. The Plan Sponsor modified its procedures prospectively to correct the operational matter beginning with 2013. In addition, the Plan Sponsor determined in 2014 that an additional contribution of $313,669 was necessary to resolve this matter. The impact of this correction, including lost income, was originally recorded as other contribution receivable from employer in the accompanying statement of net assets available for benefits as of December 31, 2014 and the corrective payment was made in 2015.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amount

Forfeited non-vested accounts amounted to $192 at December 31, 2015 ($0 at December 31, 2014). Forfeited accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. Forfeitures amounting to $1,389 were used to cover administrative expenses during 2015.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2015 and 2014

9.	Additional Contributions

No additional discretionary contributions were made for the year ended December 31, 2015 and 2014 except for lost earnings payments related to unintentional delays in remittances as described in Note 11 below.

10.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents which consist of money-market instruments, are classified as plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $10,488 and $11,120 as of December 31, 2015 and 2014, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2015 and 2014 amounted to $49,638 and $4,404, respectively.

11.	Prohibited Transactions – Participant’s Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2015, there were unintentional delays in the remittance of some participants’ contributions withheld. During 2016, the Bank remitted to the plan $14.26 related to lost earnings pertaining to year 2015. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

12.	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date that the financial statements were available to be issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value		(d) Cost	(e) Current value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Account	Money Market		**	$10,488

	Total Money Market and Interest Bearing Cash				10,488

	Common Stocks
*	First BanCorp. Common Stock	Common Stock	54,740 shares	**	177,906

	Total Common Stocks				177,906

	Mutual Funds
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	10,771 shares	**	540,689
	MainStay Large Cap Growth A Fund	Mutual Fund	85,169 shares	**	797,181
	Harbor Bond Institutional Class Fund	Mutual Fund	112,327 shares	**	1,288,392
	Harbor Bond Institutional International Class Fund	Mutual Fund	12,304 shares	**	731,211
	Royce Pennsylvania Mutual Fund	Mutual Fund	42,531 shares	**	396,816
*	Schwab Value Advantage Money Fund	Mutual Fund	2,817,185 shares	**	2,817,185
	Vanguard S&P 500 Index Admiral	Mutual Fund	6,185 shares	**	1,165,803
	Vanguard Wellington Inv. Fund	Mutual Fund	61,754 shares	**	2,271,945
	Metropolitan West Total Return	Mutual Fund	1,810 shares	**	19,222
	Vanguard Dividend Growth Inv. Fund	Mutual Fund	26,176 shares	**	587,131
	Virtus Small Cap Core	Mutual Fund	7,146 shares	**	148,705

	Total mutual funds				10,764,280

	Other Investments
*	Notes receivables from participants	Interest rates ranging from 5.25% to 10.25%, maturity dates January 2016 to December 2020.		**	619,419

	Total Other Investments				619,419

	Total				$11,572,093

*	Party-in-interest
**	Historical cost is not required for participant directed investment.

See accompanying report of Independent Registered Public Accounting Firm.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2015

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2015	$42,448	$—	$42,448	$—	$—	$14
2014	$119,148	$—	$119,148	$—	$—	$20
2013	$219,622	$—	$219,622	$—	$—	$104

See accompanying report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 6/28/2016	By:	/s/ Pedro A. Romero
Authorized Representative